October 15, 2019

Douglas Love, Esq.
President and Chief Executive Officer
Annexon, Inc.
180 Kimball Way, Suite 200
South San Francisco, CA 94080

       Re: Annexon, Inc.
           Draft Registration Statement on Form S-1
           Submitted September 18, 2019
           CIK No. 0001528115

Dear Mr. Love:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 18, 2019

Prospectus Summary
Overview, page 1

1. With reference to your disclosure on page 104, please revise your Summary to provide context to all efficacy performance claims where your clinical studies were not statistically powered for efficacy evaluations. For instance, it should be clear, if true, that you do not have statistically significant trial results to support your claims concerning
       "full inhibition of C1q and the classical complement pathway" for ANX005 and
       ANX007. Also, it should be clear that the "positive numerical trends across key GBS outcome measures" for ANX005 do not equate to statistically significant trial results.
 Douglas Love, Esq.
FirstNameInc.
Annexon, LastNameDouglas Love, Esq.
Comapany NameAnnexon, Inc.
October 15, 2019
Page 2
October 15, 2019 Page 2
FirstName LastName
2. Where you state that you "hold worldwide development and commercialization rights" to your product candidates, please revise your disclosure to specify, if true, that you exclusively license some of these rights.
Our Pipeline, page 3

3. Please revise the penultimate paragraph on page 3 to indicate whether the ANX005 and
         IVIg combination trial is a Phase 1 or Phase 2 clinical trial. With reference to the risk factor disclosure on page 23, revise the page 3 disclosure to discuss briefly the purpose and limitations of the planned combination trial. With a view to disclosure, please also tell us why you are conducting a Phase 2 monotherapy trial given your disclosure on page
         18 that you intend to pursue a Phase 3 trial utilizing a combination of ANX005 and IVIg.
         Also revise the Product Candidate, Phase, Status columns in the Pipeline table, as appropriate.

4. We note your disclosure in the footnote of the pipeline table that you intend to initiate
         Phase 2 clinical trials in the follow-on disease indications for ANX005 following clearance of the applicable investigational new drug applications
(INDs). Please disclose
         whether you have filed INDs for each of the indications you plan to pursue.
Implications of Being an Emerging Growth Company, page 6

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Clinical trials of ANX005..., page 23

6. To the extent known, please revise to discuss here or elsewhere the reasons why IVIg is not approved to treat GBS in the United States.
Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Stock-Based Compensation
Common Stock Valuations, page 89

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
 Douglas Love, Esq.
FirstNameInc.
Annexon, LastNameDouglas Love, Esq.
Comapany NameAnnexon, Inc.
October 15, 2019
October 15, 2019 Page 3
Page 3
FirstName LastName
Business
Our Pipeline, page 100

8. Please define the terms IgG and CAD at first use. Please also discuss the significance of the p-value and r2 where first used.
General

9. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
        You may contact Mary Mast at (202) 551-3613 or Angela Connell, Accounting Branch
Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at
(202) 551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences